SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 12)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Michael A. Pucker, Esq.

Cathy A. Birkeland, Esq.

Latham & Watkins LLP

233 S. Wacker Drive, Suite 5800

Chicago, Illinois 60606

(312) 876-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

(Continued on following pages)

(Page 1 of 13 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448579102	13D	Page 2 of 13 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Horton Trust Company LLC, not individually, but solely as trustee of the trusts listed on Appendix A-1.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,445,115*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,445,115*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,445,115*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 6.7%*
14.	Type of Reporting Person OO

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the

CUSIP No. 448579102	13D	Page 3 of 13 Pages

“Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 156,562,832 shares of Common Stock outstanding as of October 25, 2013. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 8.9% of the total voting power of the Common Stock as of October 25, 2013. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 25, 2013, which is comprised of 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 13 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Penny Pritzker, individually
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,231*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,231*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,231*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%*
14.	Type of Reporting Person IN

* Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), and shares of the Issuer’s Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 13 Pages

The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 156,562,832 shares of Common Stock outstanding as of October 25, 2013. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent less than 0.1% of the total voting power of the Common Stock as of October 25, 2013. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 25, 2013, which is comprised of 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 13 Pages

EXPLANATORY NOTE: This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) relates to the Class A Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation (the “Issuer”), which has its principal executive office at 71 South Wacker Drive, 12th Floor, Chicago, Illinois 60606. This Amendment No. 12 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 26, 2010 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 9, 2010 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed by the Reporting Persons on May 18, 2011 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed by the Reporting Persons on November 29, 2011 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed by the Reporting Persons on January 4, 2012 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed by the Reporting Persons on August 22, 2012 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed by the Reporting Persons on December 4, 2012 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed by the Reporting Persons on December 18, 2012 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed by the Reporting Persons on May 17, 2013 (“Amendment No. 8”), Amendment No. 9 to Schedule 13D filed by the Reporting Persons on June 6, 2013 (“Amendment No. 9”), Amendment No. 10 to Schedule 13D filed by the Reporting Persons on June 21, 2013 (“Amendment No. 10”) and Amendment No. 11 to Schedule 13D filed by the Reporting Persons on September 6, 2013 (“Amendment No. 11”). The Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11, is referred to as the “Schedule 13D.” All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On November 1, 2013, CIBC Trust Company (Bahamas) Limited (“CIBC”) resigned as trustee of T-551-10FD2, 1740 #34FD2, 1740 #40FD-D and 1740 #40FD-R (collectively, the “Subject Trusts”) and Horton Trust Company LLC was appointed as trustee of the Subject Trusts (the “Change in Trustee”). Because CIBC has resigned as trustee of the Subject Trusts, it is no longer a reporting person for the shares of Class B Common Stock held by such trusts. No consideration was paid in connection with the Change in Trustee and such Change in Trustee constitutes a “Permitted Transfer” as defined under the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the shares of Class B Common Stock held by the Subject Trusts remain shares of Class B Common Stock following the Change in Trustee. There has been no change in beneficial ownership.

CUSIP No. 448579102	13D	Page 7 of 13 Pages

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The Change in Trustee occurred on November 1, 2013, as described in Item 3 of this Amendment No. 12.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of 14,549 shares of Class A Common Stock and 10,465,797 shares of Class A Common Stock issuable upon conversion of 10,465,797 shares of Class B Common Stock beneficially owned by the Reporting Persons. Based on the number of shares of Class B Common Stock outstanding as of October 25, 2013, the number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 9.3% of the total number of shares of Class B Common Stock outstanding. Based on the number of shares of Common Stock outstanding as of October 25, 2013, the number of shares of Common Stock beneficially owned by the Reporting Persons represents 6.7% of the total number of shares of Common Stock outstanding and 9.0% of the total voting power of the shares of Common Stock outstanding, voting as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule A attached to this Amendment No. 12 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 12 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person. Certain shares beneficially owned by Horton Trust Company LLC, as Trustee, are held indirectly by P19M2 Investors II, L.L.C., which is a member-managed Delaware limited liability company formed for the purpose of acquiring shares of the Issuer’s Common Stock. The limited liability company is wholly owned by one or more of the trusts listed on Appendix A-1 and has no voting or dispositive power with regard to the shares.

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 23,019 shares of currently issued Class A Common Stock and 87,415,377 shares of Class A Common Stock issuable upon conversion of 87,415,377 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock

CUSIP No. 448579102	13D	Page 8 of 13 Pages

outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 77.7% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 55.8% of the total number of shares of Common Stock outstanding and 74.8% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B attached to this Amendment No. 12 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 12 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

On November 1, 2013, in connection with the Change in Trustee, Horton Trust Company LLC, not individually, but solely as trustee of the Subject Trusts, executed a joinder to, and thereby became subject to the provisions of, each of the Global Hyatt Agreement and the Foreign Global Hyatt Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete an correct.

Dated: November 6, 2013

Horton Trust Company LLC, solely as trustee of the trusts listed on Appendix A-1.

By:	/s/ John Kevin Poorman
John Kevin Poorman
President

/s/ Penny Pritzker
Penny Pritzker, individually

[Signature Page to Amendment No. 12 to Schedule 13D]

CUSIP No. 448579102	13D	Page 10 of 13 Pages

Appendix A-1

Trust Name	Jurisd. of Org.
A.N.P. Trust #31M6	Illinois
A.N.P. Trust #34-Penny M6	Illinois
A.N.P. Trust #36-Penny M6	Illinois
A.N.P. Trust #37M6	Illinois
A.N.P. Trust #40-Penny M6	Illinois
A.N.P. Trust #42-Penny M5	Illinois
Don G.C. Trust #8M2	N/A
LaSalle G.C. Trust #9M1	Illinois
Donald Pritzker Traubert GST Trust	Illinois
Rose Pritzker Traubert GST Trust	Illinois
Penny Trust M2	Illinois
RA G.C. Trust #8M3	Illinois
F.L.P. Trust #19M2	Illinois
T-551-10FD2	Bahamas
1740 #34FD2	Bahamas
1740 #40FD-D	Bahamas
1740 #40FD-R	Bahamas

CUSIP No. 448579102	13D	Page 11 of 13 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Horton Trust Company LLC, not individually, but solely in the capacity as trustee of the trusts listed on Appendix A-1.	-	-	10,445,115	9.3%	6.7%	9.0%
Penny Pritzker, individually	14,549	*	20,682	*	*	*

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013.

[2]	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,035,369 shares of the Class A Common Stock outstanding as of October 25, 2013, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 112,527,463 shares of Class B Common Stock outstanding as of October 25, 2013.

[4]	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock outstanding as of October 25, 2013.

[5]	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 25, 2013, which is comprised of 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 12 of 13 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Trustee of the Non-U.S. Situs Trusts[6]	-	-	1,038,877	0.9%	0.7%	0.9%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	-	-	22,520,767	20.0%	14.4%	19.3%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	-	-	1,409,437	1.3%	0.9%	1.2%
Trustees of the James N. Pritzker Family Trusts[9]	8,470	*	2,319,002	2.1%	1.5%	2.0%
Trustees of the Linda Pritzker Family Trusts[10]	-	-	-	-	-	-
Trustees of the Karen L. Pritzker Family Trusts[11]	-	-	8,584,104	7.6%	5.5%	7.3%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,549	*	10,465,797	9.3%	6.7%	9.0%
Trustees of the Daniel F. Pritzker Family Trusts[13]	-	-	10,001,457	8.9%	6.4%	8.6%
Trustees of the Anthony N. Pritzker Family Trusts[14]	-	-	6,186,817	5.5%	4.0%	5.3%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[15]	-	-	18,837,636	16.7%	12.0%	16.1%
Trustees of the Jay Robert Pritzker Family Trusts[16]	-	-	6,051,483	5.4%	3.9%	5.2%
Pritzker Family Group Totals	23,019	*	87,415,377	77.7%	55.8%	74.8%

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of October 25, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013.

[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 44,035,369 shares of the Class A Common Stock outstanding as of October 25, 2013, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 112,527,463 shares of Class B Common Stock outstanding as of October 25, 2013.

[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock outstanding as of October 25, 2013.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 25, 2013, which is comprised of 44,035,369 shares of Class A Common Stock and 112,527,463 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 89,778 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 63,704 SARs that are currently exercisable at an exercise price of $41.74 and 35,150 SARs that are currently exercisable at an exercise price of $41.29. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

CUSIP No. 448579102	13D	Page 13 of 13 Pages

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.